Filed by Leidos Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Leidos Holdings, Inc.

(Commission File No. 001-33072)

Company Name: Leidos Holdings, Inc. (LDOS)

Event: 37th Annual Aerospace/Defense Conference

Date: February 4, 2016

<<Cai von Rumohr, Analyst, Cowen & Co. LLC>>

Let me welcome you to the next program. We’re delighted to have with us Leidos CEO, Roger Krone; and CFO, James C. Reagan; and they’re going to make some comments that focuses predominantly on the proposed deal they have with Lockheed Martin. Roger?

<<Roger A. Krone, Chairman & Chief Executive Officer>>

Great. Hi. Thank you very much and thank you all for being here. Cai, as you referred, we have not released our fourth quarter and our full year, so we’re still in our quiet period. So, we’re going to try to avoid questions about how the year ended and guidance and what have you. We’re going to focus mostly on the transaction we announced on the 26 with Lockheed Martin, where we’re going to enter into a Reverse Morris Trust transaction with their IS&GS business. Jim and I have a couple charts to help better set the transaction and they’re out on their website and you may have already downloaded. Then we’re thrilled to have Cai come up and we’ll sit down in the chairs and we’ll do some Q&A. So I won’t even try to read that.

All right, I’ve been with the company for about 20 months, came here in July of 2014. And we had just done what we call the Gemini split, where New SAIC split off from Leidos. And I had the privilege of replacing John Jumper as the CEO. And when I arrived – a lot of time with the board, a lot of time with the leadership team about what was Leidos, what was our strategy, what’s our vision mission, what are our values, and where we’re going to go.

And so, we created this chart at that time, by the way the chart hasn’t changed. And as we talk about Lockheed Martin transaction, you’ll see it really fits well in the direction that we established for Leidos going forward. Without reading all of this, this was about developing a company that uses information to solve really important societal problems in three market areas: in defense, in critical infrastructure and engineering, and in healthcare.

And from the time I arrived, we’ve taken this strategy, as you know, we do something called portfolio shaping. So we got rid of the Plainfield Power Plant. We settled Gradient. We sold off some other properties. We announced in the fourth quarter, we exited our real estate transaction, got out of our hard assets. And so, we’ve been shaping the portfolio to match the strategy.

See, I’ve also, if you will, helped to rebuild the management team. We brought people like James C. Reagan in, have added Mike Leiter to the business development team, and we built, what I like to call, the Leidos platform. And we think this is a leadership management team that has been able to help reshape Leidos and to fulfill the vision that we had at the split. We have a very asset-light return capital to shareholders model and we have followed that. And again, if you’ve owned the stock, you know we have bought back debt. We did accelerated share repurchase in the summer and we’re completely committed to the dividend, all right.

And so, we look at the Lockheed Martin business. It fits very well with the business model of being a people capability intensive business with a very, very asset-light, very high cash flow to EBITDA generation business model and we’re really excited about how that fits. The other challenge I had when I came in was, when you split a company and you see a lot of that going on in this space, frankly, and industry across the board HP and the like and now Google, it creates a huge internal focus.

And for Leidos, we worried a lot about what was going on inside the company. And we really took our eye off the ball relative to our customers and growth. And so over the last 22 months or so, we have reinvigorated our business development organization. We filled our pipeline. We’ve increased our book-to-bill and I can’t give you year-end numbers, but we had significant wins in last year and we reestablished Leidos on a growth track.

And I know that will be a topic of conversation as we talk about the IS&GS business given the guidance that Lockheed put out for their fourth – the guidance for 2016 and the results they had for fourth quarter and we’ll address that as we get into our comments, but I feel confident that we have a platform now in Leidos. A team, a strategy, a business model, an asset deployment philosophy, a capital redeployment philosophy that fits in what we called the solutions and services business and we look at IS&GS and it couldn’t be a better match for the type of company that we are, and the type of company we want to be in the future.

I put a chart in on the defense budget, I realized there had been some other speakers who have touched on this. I think Stu Shea is supposed to speak later in the day, I don’t know whether Shea is still coming or not. But I do want to – I want to kind of get back to fundamentals about why is Leidos and all of us who are in the defense and government space, why is this a really good time for us? The last year that we started with an appropriations bill was 1997. So we have gone ten years of continuing resolutions where we had uncertainty in the budget.

And if you follow our industry, two things happen. We have the Affordable Care Act – or excuse me, the Budget Control Act, which set the – two of these sequestration levels at about $532 billion. But what has now happened with the two-year budget agreement, we have an appropriations bill for 2016 and 2017, which is now at the $582 billion level. Ash Carter sort of previewed this at The Economic Club in Washington DC, two days ago, and talked about we now have a budget, we can go spend program managers in DoD, and I would say this translates to all of the fed civil market can now get on with a job of moving forward with our acquisitions in their RFPs out and their programs under contract.

And so, we expect to see a pickup in the number of awards and frankly the opportunities that we had in the fed civil space. Ash also talked about sort of the dangerous world we live in, and so there’re really five frontiers that he worries about Europe, Iran, North Korea, Pacific Rim, primarily South China Sea and the global war on terror. And I would tell you that the company that Leidos is and is becoming even more so coupled with what’s happening in Lockheed, really provides terrific goods and services and capabilities to help DoD, if you will, fight the countries wars. Ash also made a statement that we’re going to fight tomorrow’s war is very different than we did last, so it’s cyber, its electronic warfare and space.

And in cyber and electronic warfare, we are a leading company in those areas and we’re really excited about seeing the increase in spend. And we have already seen additions to some of our, if you will, franchise contracts at places like the NSA and other three digit agencies. So it’s actually a terrific time if you will to go along with defense. We’ve got a budget. We’ve got stability. This will bridge us through the presidential election. And frankly, we look at the whole host of candidates and we would say, a) probably doesn’t matter who gets elected, it is very dangerous world out there and to go along in defense. We think it’s an absolute opportune time for us.

I’d like to talk about the basis for competition in our industry and we really see that there are three factors. We are an asset-light, people intensive business, always have been, always will be. And our competitive advantage has embodied in the people that come to work every day. We have 18,500 people. We have 850 PhDs. We pick-up another 300 PhDs with the Lockheed Martin addition and we’re really, really excited about that. The second is the capabilities that you have inherent in your business. Since I’ve come to Leidos, we’ve increased R&D. Our CTO, Gulu, is up here. He will be on the cyber panel. We spent more in development. We’ve broadened our capabilities. And with the Lockheed Martin acquisition, we expand our capabilities and I’ve got a chart and I’ll talk about that.

The third basis of competition, whether you like it or not, cost and value is always going to be a factor. And we’ll have some debate, does size and scale matters and I’m here to tell you that size and scale is important. Although it’s not maybe so important at the corporate level, but it’s important in the markets in which you operate. So it’s not so importantly that you be, $10 million versus $5 billion, but it’s really, really important that you have critical mass and size and scale say in mission IT or in logistics or in Intel so that you can bring to bear the resources to solve problems for customers.

Okay. A little bit about the deal, I got a couple of charts here and I will turn it over to Jim. It creates a leading company at size and scale for which there is not a business opportunity that the new Leidos can’t chase. If you followed us, you know, we won the Defense Health program. We call it DHMSM, Defense Healthcare Management Systems Modernization program and we won this large logistics program in the UK. Those are the two largest contracts that we have ever won in the history of Leidos. And but with this additional size and scale, there is nothing that we can’t go after.

So now we look at our competitive landscape of Accenture, HP, IBM, in fact Gaithersburg, the IS&GS business is essentially the old IBM federal combined with a lot of acquisitions that Lockheed has brought together to make that business. So we’re excited about what it does relative to size and scale, geographic footprint, and frankly global footprint. We are really excited; and I’ll let Jim explain more on the value-creating opportunities of combining the two entities and creating synergies.

First in cost, as we go to a very thin Leidos corporate structure, Leidos benefits, we don’t have a pension plan, we don’t have layers of management and what we can do to take cost out and lower the billing rate of the IS&GS organization. And that’s what you will see first starting on day one when we operate in the Leidos platform. And over the longer haul, it’s those revenue synergies. It’s the ability for us to bring what we’ve learned in the Defense Health program over to VA.

It’s the ability to take what we do in airport modernization and security and connect it with the work that Lockheed doesn’t FAA to provide a seamless travel experience for the traveler. Those are the, if you will, the long-term big value creators, the jobs that we can bid on together that neither Lockheed nor Leidos had the people, the capably and cost structure to be able to bid on independently.

And then, the last is this financial profile, we pick up about $500 million of EBITDA that virtually doubles, if you will, the fire power that we have as a company. You have roughly a $1 billion of EBITDA – think about what you can do with that. It expands our shareholder base, it increases our liquidity, it diversifies our market. And one thing I’m really excited about is, if you follow defense, we have what’s called weighted guidelines and that’s based upon value-added content. And in this transaction we end up with more content, and so we’re able to bid higher fee rates on contracts that Leidos could do alone. And we expect to see margin enhancement as well.

Very quickly, what the combined company is likely to look like from a market standpoint and the way this chart is set up, these are few well six market areas that we have to find on a preliminary basis before we’ve done significant, if you will, join discussions with the Lockheed team. And you can see in the two colors, of course, purple is Leidos, where we were strong and the blue is where the Lockheed business is strong. And as I mentioned, we have done a great job of expanding in our C4ISR business, the airborne platforms and the sensor work that we do. And then we’re also strong in intelligence services in the three digit agencies.

But with this transaction, we achieve critical mass in essentially four new markets for us. Transportation FAA and airports, the infrastructure and logistics with their FAA work, and the things that we do in Force Protection, we add to our healthcare win in the Defense Health Agency, the work that they do at VA and at the Center for Medicare and Medicaid Services, the CMS business.

And if you’ve heard me talk before, I believe we are on our way to a single-payer system. The federal government will have a big role in that single-payer system. And for us to be able to offer goods and services across the continuum of care from commercial hospitals all the way to DHA and VA space is a huge advantage for us. And then in area of that mostly went to SAIC when we did the split, is getting back into the mission IT business where we’re inside the fence, on Counsel, joined at the hip on missions with our customer is an exciting area for us.

A lot of discussions and we’ve gotten some questions from analysts, okay. Explained to us the capabilities and how two and two is equal to five. And oh, by the way, remind me why you split with SAIC. I would just touch on that, we split to get out of this thing called organizational conflict of interest, which is associated with systems engineering and technical assistance work, where you advice a customer on a requirement or procurement. and therefore you’re precluded from bidding on that business. That was really the genesis for the division of the company. But in doing that we – in order to make SAIC a standalone entity, we sent certain capabilities to SAIC and we sent certain contract structures, what we call IDIQ umbrellas, that we have lost in the split.

And with this transaction, we’re actually able to fill in some of the capabilities that we lost in the split. And frankly, other capabilities that we think we need to have to be a broad service provider in the markets in which we operate. And you can see by colors here, we pick up large IT system design development operations, a capability that we don’t have today and we double down in some of the commercial cyber work that we’ve got. And we really create this company out here on the right, which we see as a full service provider in the information solutions space.

Okay, with that I’m going to turn it over to Jim and let Jim talk about the ins and outs of the transaction.

<<James C. Reagan, Chief Financial Officer>>

Sure, thanks, Roger. To just start, we’re really excited about the capabilities that we’re getting with the IS&GS combination. We doubled the size, doubled the run rate of the business from $5 billion to $10 billion. This is not scale for scale sake, and if you remember the market alignment slide that Roger reviewed, this is an ability for us to get much stronger in areas of healthcare with leveraging the capabilities that we have in CMS where IS&GS is strong. We’re also going to be able to leverage our own experiences in airport modernization with the work that they’re doing for the FAA to modernize and upgrade the transportation infrastructure for commercial aviation.

In terms of what the competitive cost structure does for the business by combining, we’re able to get more efficiencies and economies of scale by doing two things. One, on a combined business, on day one, the combined business gets the relief of not having slowdowns of pension and corporate overhead from the legacy Lockheed business, one.

And then two, on a run rate basis going forward post integration, we have $120 million of run rate synergy benefits that I’ll review in the upcoming slide. We’re going to more than double the cash flow generation of the business. One of the things that those of you who know Leidos well know all the work we’ve done to get a lot of cash out of the balance sheet, we’ve had tremendous cash flow for the last year. And we think that in looking at the makeup of the balance sheet of the IS&GS business, we’ll be able to drive significant cash flow generation at north of 100% net income to cash conversion ratio.

In terms of just last week, Lockheed came out with guidance on this business. And just to make clear for you all, how we get to this $500 million number that Roger just mentioned. If you start with the guidance that Lockheed came out with for the IS&GS business, it was on an EBIT basis, not on an EBITDA basis. So, if you go back to their transcript and you review, what they disclose for depreciation and amortization and the cost savings opportunity on day one from pension not being part of the cost structure and the Lockheed Martin Corporate slowdown not being part of their cost structure, you get to an EBITDA margin of about 10%.

This has a couple things. On day one, it allows us to reprice some bids that are going to be coming up for final pricing revision under a new cost structure to make things that are already in flight, more competitive and enhance our win rates. And then to the second point, this combined with the revenue synergies that you’re going to see in just a second, it enables us to be in the kind of competitive structure that all of the other services businesses that they’re competing with are now operating under.

So if you take a look at the cost synergy ramp up, we have three basic buckets that we’ve done a detailed analysis to come up with the synergy ramp of $120 million. First, the corporate home office being able to spread our corporate home office costs over a much broader base and reducing or eliminating all of the redundancies that a combined business has. The second, when we align, we align ourselves according to the markets that we’ve taken a look at already, reducing line management and functional costs is another area that we’ve done a lot of detailed analysis and are figuring that’s going to be about a $60 million benefit. And then the third, real estate and other procurement cost should give us about a $10 million benefit.

Now, this is all net. This is the impact to the bottom line of the cost synergy analysis that we’ve done. This also doesn’t factor directly into the fact that the wrap rates are going to be coming down on this business. So this is why we’re very excited and confident that this business has hit an inflection point and will be hitting an inflection point in 2016. And as we come out into 2017, we’re going to be back on a growth path based on the pricing we’re going to be able to get in the marketplace, and the analysis of the bid pipeline that we did during the diligence process.

So, one thing that is probably worth clarifying because there’s a lot of questions around what does a dividend mean to the shareholder of Leidos. First, just to be clear, the $13.5 dividend that will be part of this transaction is only to Leidos shareholders. It is not to the broader 152 million shares that will be outstanding post deal. So, if you take a look at the $55 share price on this slide, and that’s based on the volume weighted average price that the deal was priced at when we signed it. You take that $13.5 dividend out, you have a pro forma share price of $41.50 and that’s the basis upon which the consideration was evaluated in the deal.

Take that times the number of shares and you have a pro forma equity value on the day the deal closes assuming you are at $55, of $3.1 billion and $3.2 billion for Leidos and Lockheed respectively. Important point here is that as the share price fluctuates. The deal value to Lockheed fluctuates. And it does not – it does not change the share counts that will be outstanding as of the closing date of the deal. And the pro forma ownership doesn’t change either. So again, there have been a lot of questions and I think it’s probably worth clarifying that the 77 million share count does not change with the share price of Leidos stock.

So one last point I’ll make before turning it back over to Roger to talk about the integration plan. In the deck that you have there some slides in the appendix that go through the details of how the Reverse Morris Trust works. The mechanic that we have to come up with the amount of $1 billion dividend, this has been another question. The $1 billion dividend was determined as a function of getting to the 50.5% and 49.5% split. And where we’re going to end up at a leverage post transaction of about 3.5 and we’re confident that with the cash flow generation capability of the business, we’re going to end up around 2.8 by the end of 2018.

So now to talk about integration, Roger.

<<Unidentified Company Speaker>>

There is just a couple of slides in here and…

<<Roger A. Krone, Chairman & Chief Executive Officer>>

I know we want to get to questions, so rather than brief these two, let me just talk a little bit about what our integration philosophy is so, first of all, I know many of you. Probably some people out there who don’t know me. First big deal that I probably did was the Chrysler Defense M1 tank acquisition by General Dynamics and if you go back that far, widely successful deal. And I was Treasurer at McDonnell Douglas, when we did the McDonnell Douglas Boeing, which was a merger of equals using old merger accounting but, and I was on the transition team. I worked up to closing. And then at closing, I was the CFO of the Military Aircraft Group.

So I lived first hand and post-merger integration and spent a lot of time between St. Louis and Seattle. And then I think many of you know that in my position at Boeing, we bought the used satellite operation El Segundo and I bought DRT and I think the last transaction I did at Boeing was Argon ST, which is about $700 million, $800 million electronics. So I’ve got a lot of experience in deals and doing merger integration and capturing, if you will, value in the PMI process. And we will be aggressive in taking out cost and combining the two organizations.

We have already stood up our team. And Lockheed actually has two teams. They have a separation management office at corporate and then Sondra Barbour and her team have started to establish a merger integration team within IS&GS. Within the constraints of Hart-Scott-Rodino, we will start to have meetings and start to put together the plan. So that on day one, we operate in the abated rates that we expect to operate going forward with a management structure and a management team in place that will lead this business in the future.

And I’m excited about the opportunity. I know there has been a lot of questions about we really like Leidos, we really liked what you have done, as a result, we enjoyed I think an industry leading multiple, okay, now I’m trading that for $13.50 dividend and a piece of paper that is maybe flat.

And I’m going to I trade integration risk versus the potential to get IS&GS back to growth. I mean to me, it’s an easy trade, because the dividend is almost a kicker that creates value in the deal. And my confidence and the discussions I’ve had with a Lockheed team have only confirmed this that the cultures are the same. McDonnell Douglas, Boeing, where we had to get on an airplane to fly to Seattle, there is a lot of trips between St. Louis and Seattle. Gaithersburg is about 12 miles from my headquarter.

We are geographically overlaid. Their cultures are very, very similar. This is not the cultures that you might have seen in Engility Tasc. Where you have a high end and low end business and you’re trying to merge those. These are people that we know, contracts that we have bid on. Frankly, we have taken some contracts away from them. They’ve taken contracts away from us. And so we’re excited about the ability to combine the two entities.

And Cai, if I would, I think I’ll just turn the platform over to you and I would be happy to answer some of the questions. And again, I think these are in the deck and I don’t know what chart we want to leave up there. There we go, good.

Q&A

<Q – Cai von Rumohr>: Terrific, thank you very much. You’ve explained the potential synergies. I guess a little bit in Fed Health and the FAA. Why does that matter, I mean, I can see I guess with the VA that you guys should be in a very strong position. Maybe play devil’s advocate and the FAA so you sell them security products, you do airport engineering, why do you get – why are you stronger together, wouldn’t you have just as much business if you want to market separately?

<A – Roger A. Krone>: Well, in the FAA, actually, it’s complicated if you break down in airport, an airport is a collection of federal agencies and we are strong with Customs and Border Patrol and The Department of Homeland Security. We’re actually not strong in the FAA part. Once you pass through security, you kind of lose our historic strength and you move into a Lockheed historic strength. Those of us that travel and we came down here from Boston last night. The key to a positive travel experience is to be able to manage the traveler, right, his or her ticket and their baggage from the curb all the way to the airplane.

And this allows us to seamlessly integrate provide solutions that we can’t do by ourselves. And yes, I made the point, but I like to make it again is, you might say well just go to the FAA and bid on an RFP and work on the en route traffic control system or NextGen.

<Q – Cai von Rumohr>: Yes.

<A – Roger A. Krone>: By the way I see NextGen and the FAA as a huge opportunity for us to bring our C4 ISR capabilities into a market in which Lockheed Martin has a big presence. But I talked about this being a people business. And although, we do a lot of answering of RFPs, think of it as a relationship sell. We win business because customers have confidence in Leidos as a company, but more specifically in the program manager and the chief engineer and the people who are actually executing and the ability to have someone who has been calling on the FAA for decades who – when they were a GS-7, they were a young engineer, they were a GS-15 and they worked their way up their career and have those kind of relationships. We can’t grow that organically. The only way to get that kind of customer intimacy is to acquire.

<Q – Cai von Rumohr>: Got it. So walk us through of any other synergies for example any vehicles that they bring, you don’t have or walk us through any benefits you might get there.

<A – James C. Reagan>: Sure, Cai. When we split with SAIC, one of the things that we lost in the split was a number of IDIQ vehicles. And one of the things that has a lot of value to us in this transaction is about 10 vehicles where there’s some significant items in our pipeline today that we would either have to bid as a subcontractor, or team with someone else on some kind of joint venture arrangement. On the day of closing, we’re going to be able to take those things from the pipeline and bid them as a prime using the vehicles we’re acquiring in the deal.

<Q – Cai von Rumohr>: And what percent of your business would that – could you now address as a prime that you would have to address – just a rough, is it 2%, 10%, rough.

<A – James C. Reagan>: Well, I would say that it probably moves the needle, if we fast forward to what the business would look like if we didn’t have the vehicles, it probably moves the needle as much as 10%.

<Q – Cai von Rumohr>: Okay, so okay.

<A – Roger A. Krone>: And in fact there are some programs that we have bid in one. And ARLE is one where we had to bid as a sub to another company because they had the R2-3G, IDIQ vehicle. And as such we’re disadvantaged because when we have that kind of contractual relationship they put a load on our work. And that can be as high as 5%. And so by getting these IDIQ vehicles, we’re able to be more cost competitive.

<Q – Cai von Rumohr>: So that’s a definite benefit.

<A – Roger A. Krone>: Oh its huge. We’re really excited about that.

<Q – Cai von Rumohr>: You mentioned the $70 million for 2017, just so I understand, is that what you expect you could get cost synergies?

<A – James C. Reagan>: Yes, that’s right.

<Q – Cai von Rumohr>: That’s okay, so okay.

<A – James C. Reagan>: So that’s what we would captured within the year. The actual run rate exiting 2017 would be higher than that.

<Q – Cai von Rumohr>: Got it, okay. So…

<A – Roger A. Krone>: And Cai that’s a net, just…

<Q – Cai von Rumohr>: Yes, I know…

<A – Roger A. Krone>: It’s really important I think…

<Q – Cai von Rumohr>: Yes, I know.

<A – Roger A. Krone>: Net and gross and maybe just a word on that. We have a – the new business will be about 50% flexibly priced. And where we save $1, $.50 of that dollar goes to being more affordable, what we return to the customers. So we retained about half percentage.

<Q – Cai von Rumohr>: So, if I think about this, one of the issues is their business is going downhill currently and yet you can’t bid together until you’re together and if you close what September, October, three-month cycle. So, I mean basically they still have this loss of momentum and the benefits you can’t start to kind of put them into play. So really you’re not going to get any benefits, really until you get, fairly well into 2017. Is that fair?

<A – James C. Reagan>: Well. I think Cai, in anticipation of the transaction, Lockheed already is undertaking some significant cost reductions in just this past September. They had a significant force reduction about 500 people. When – we’ve already had some outreach with some of the members the Lockheed team. They recognize the potential that will be unlocked in the bid pipeline from the synergies that we will be undertaking day one. And they’re preparing, we’re going to have some strategy sessions after the Hart-Scott-Rodino restrictions are lifted to think about how we change our bidding strategies on day one, extract the value in win rates from the pension obligation and the corporate flow down going away? And then looking forward to what synergies we’re going to realize very quickly putting those into our pricing rates and being able to realize them very quickly.

<Q – Cai von Rumohr>: But the problems got to be that until you guys are together, they have to bid as if they’re part of IS&GS.

[Multiple Speakers]

<Q – Cai von Rumohr>: Like as they might end up in that thing.

<A – Roger A. Krone>: Right. I think it’s a mix, but what we didn’t mention is that they’ve gone to high deductible medical plan.

<Q – Cai von Rumohr>: Right.

<A – Roger A. Krone>: So now they have moved most of their employees under their new medical plan, not all there are still some more to go, which is part of our synergies. I think this has been sort of an interesting development on a deal that takes so long to close is, Sondra and Bruce Tanner and Marillyn have to run this business for three quarters, right. And they have no intent to allow this business to degrade or to be reduced in value. So they have taken some pretty aggressive moves to reduce the cost structure leading into closing and filling up the pipeline and part of what we do in due diligence is we had six months of investigation of this business, so we have a data room that has every contract and every bid in it and what Jim and his team did and what the Board asked us to do is we tend to look at 2017, more than 2016, because that will be our real first four years.

<Q – Cai von Rumohr>: Right.

<A – Roger A. Krone>: So we built – we rebuilt a revenue pipeline in a Hyperion model on a contract by contract basis. So we had to make a judgment, when does it bottom out and when does it start to grow again. And even the pricing, I know there has been some questions about what the multiple was on the deal. We tend to look at 2017, because in our best case, three quarters of 2016 are going to be Lockheed’s and are not going to affect what happens in Leidos. And we’re very comfortable and that means conservative and the revenue and even EBITDA forecast that we put together that justified to our Board to buy the business.

<Q – Cai von Rumohr>: So walk us through the schedule, what are – what happens, when might the deal close. What are the hurdles to get us there?

<A – James C. Reagan>: Yes, the key milestones going forward are, we have to get the audit finished for the acquired business. Get a proxy statement filed, get all the registration statements for the issuance and new shares done get them reviewed and approved by SEC and then we’re going to launch the exchange offer process. Lockheed will actually launch the exchange offer process with us. And we’ll then put this out to vote. So there is a shareholder vote coming up and then once we have that finished, we will be able to move to closing pretty quickly.

<A – Roger Krone>: But a couple of milestones I know you are focused on, we have Hart-Scott filing which should go in a couple of weeks. We’d like to get what’s called the early termination in 30 days. I mean it’s – you can predict that. We might have what’s called a second request and I know ATK and Orbital had a second request and it extended their closing. We will be closing quarters. So we will have a first quarter and probably a second quarter and that will close both for Leidos and for ISGS. So you’ll have data, right, on how we’re doing.

Then we’re likely to support the proxy solicitation to have an analyst meeting, maybe towards the end of June. And that will be a really important meeting for us because by then we hope to be on the other side of Hart-Scott. We’ll have done more analysis of the business and we will build if you will our guidance package. We’ll be able to talk more proactively about what this business looks like in 2017.

<Q – Cai von Rumohr>: What’s like your rough time frame when you might have the shareholder vote and when we might see this close and I mean just maybe give a range?

<A – Roger A. Krone>: We’re hoping to close on everything – if everything works according to plan we’d like to close on the quarter, which would be a September 30, October 1, transition, I mean it’s great for Jim’s people, it’s great for accounting and we don’t want to have a mid-month close and a stub period. But I know, Jim you can set back where that would be on shareholder vote.

<A – James C. Reagan>: Yes, I think they were rolling back to looking at a shareholder vote at the latest July, August and then to close shortly thereafter, but if we get early termination on Hart-Scott, if, we have a quick review of the filings with the SEC, we obviously might be able to roll that back and we’re eager to get this done as quickly as possible.

<Q – Cai von Rumohr>: So you depicted up there six different business units and gave kind of a split. Is that more or less the way you’re thinking of organizing this?

<A – James C. Reagan>: Well. So we – the way the process works. We have built a view relatively independent of discussions with the IS&GS management team. So we looked at the markets, we’re looked at the customer set. Especially, the customer set that, we’re picking up in the Department of Energy VA, FAA, NOA, NASA and we had a philosophy that said we’re going be capability based and we put like with like. As a result we came up with that chart. We have not yet because of antitrust regulations had a sit down, face to face with the leadership in IS&GS.

<Q – Cai von Rumohr>: Right

<A – Roger A. Krone>: So it could evolve. We think, we’re 80% right. You know whether there is six units or five units. I think some of that

<A – Cai von Rumohr >: But, notionally it’s five or six units of all $1.5 billion to $2 billion. Some run by Leidos folks, some run by IS&GS folks. And that’s essentially, the way you think about

<A – Roger A. Krone>: Right, with only one layer above that, which would be a Leidos corporate office, which is kinds what we have done in Leidos is, is we’ve tried to reduce spans and layers within the Leidos’ organization to be more lean. We view the new business being run with, if you will see, five or six P&Ls as we depicted with just one layer of management above that.

<Q – Cai von Rumohr>: Got it. Any OCI issues in this combination and any things even if there aren’t that you think might not be a fit. You might consider divesting obviously, not going to talk about specifics but?

<A – James C. Reagan >: Well, you know Cai, as part of the split with SAIC. One of the objectives there was to eliminate the OCIA issues that were inherent in the old SAIC organization and as you might recall. IS&GS did its own split. They spun out the EIG Group which had some significant OCI issues relative to the broader IS&GS group. So when we’ve done the diligence around the pipeline, the way business is put together, there is no material OCI challenges from combining the two businesses.

<Q – Cai von Rumohr>: And are there any businesses that you’re less interested in, that you might to want to . . .

<A – Roger A. Krone>: Right, I think the way, I started the morning was, we have a strategy and our philosophy. And we’re going to work hard to see what fits and what doesn’t. I would tell you, even within Leidos today there’s still you know a handful of businesses we call it portfolio shaping. That may not fit our business model and I think the real positive about this transaction is unlike in the Northrop TRW where they had to divest the Auto Parts business, we don’t see any significant business that doesn’t make sense in our business model platform going forward. They do have some real estate, a lot to think about that. We don’t like to own real estate again very asset-light business model for Ledios. But I think one would contemplate there is likely to be something. That this doesn’t make sense or doesn’t fit our business model but it’s nothing that we have identified yet as part of our due diligence.

<Q – Cai von Rumohr>: Got it. So, I think we are pretty much out of time but as you kind of look at this transaction, what are the biggest risks you see and what are the opportunities that could make it – make things look better for you?

<A – Roger A. Krone>: Right. Yes. It’s been sort of a real great week. And we think, we’ve learned a lot about how The Street views the transaction and it’s interesting because I think how you all have viewed the risk is very different than how we had viewed the risk, having been inside the data room talking to management. So there’s always risk in a transaction and getting two cultures to come together. And we’ve seen successes and we are seeing some frustration in the marketplace, especially in the mid tier consolidation.

And I feel actually very good about the cultures and the fit and that’s the values and the beliefs and the metrics and the operating rhythm that the two companies use to run the business and this is much more like to like and on a geographical closeness of the two headquarters. And frankly, the mentality and these are people that we see in our space and that we see at professional societies and frankly, we see them at the supermarket because they live in the same towns where our team lives so I know The Street is concerned about that and you should always be concerned but I’m less concerned. I think the big question the one, that we address a lot is returning this business to a growth path.

<Q – Cai von Rumohr>: Right.

<A – Roger A. Krone>: I think, there’s no doubt that people believe that the Ledios team. And frankly, the Lockheed team, we can execute, we will perform well, will be able to take cost out, will be able to harvest the synergies and I think we’ve established Ledios as a growth play in the industry. I think, we enjoyed a multiple because of that and I think given the fact that they guided clearly on the same day right on top of our announcement.

And so we had people trying to understand the deal and trying to understand what Bruce was saying about the reduction from $5.6 billion to $5.2 billion and it wasn’t the same, it really confused the marketplace. We’ve proven that we can fill the pipeline and we can rebuild the relationships with customers, with ones that we’ve broke, ones that may not be as strong as they need to be in the IS&GS business. And I’m as I said in my slide, I’m really excited about the bigger market. This is a great time to be in defense and civil space.

I love what’s going on health care. We’ve made fantastic strides. And what we’ve done in Ledios in changing that, if you will, even the conversation around health care where it will be single payer. It will be outcome determinative instead of pay by the operation. It will require informatics. And how you manage risk as a health care provider will be very different in the future. And the combined company is really well positioned to be able to address that need and to grow in those markets.

<<Cai von Rumohr, Analyst, Cowen & Co. LLC>>

Terrific, Thank you very much.

Cautionary Statement Regarding Forward Looking Statements

The forward looking statements contained in this document involve risks and uncertainties that may affect Leidos Holdings, Inc.’s (“Leidos”) operations, markets, products, services, prices and other factors as discussed in filings with the Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the expectations of Leidos will be realized. This document also contains statements about the proposed business combination transaction between Leidos and Lockheed Martin Corporation (“Lockheed Martin”), in which Lockheed Martin will separate a substantial portion of its government information technology infrastructure services business and its technical services business, which have been realigned in the Information Systems & Global Solutions (IS&GS) business segment, and combine this business with Leidos in a Reverse Morris Trust transaction (the “Transaction”). Many factors could cause actual results to differ materially from these forward-looking statements with respect to the Transaction, including risks relating to the completion of the transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, the dependency of any split-off transaction on market conditions and the value to be received in any split-off transaction, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, Leidos’ ability to integrate the businesses successfully and to achieve anticipated synergies, and the risk that disruptions from the Transaction will harm Leidos’ business. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Leidos’ consolidated financial condition, results of operations or liquidity. For a discussion identifying additional important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see Leidos’ filings with the SEC, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in Leidos’ annual report on Form 10-K for the year ended January 30, 2015, and in its quarterly reports on Form 10-Q which are available at http://www.Leidos.com and at the SEC’s web site at http://www.sec.gov. Leidos assumes no obligation to provide revisions or updates to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws.

Additional Information and Where to Find It

In connection with the proposed transaction, Abacus Innovations Corporation, a wholly-owned subsidiary of Lockheed Martin created for the Transaction (“Spinco”), will file with the SEC a registration statement on Form S-4/S-1 containing a prospectus and Leidos will file with the SEC a proxy statement on Schedule 14A and a registration statement on Form S-4 containing a prospectus. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENT WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the prospectuses and proxy statement (when available) and other documents filed with the SEC by Lockheed Martin, Spinco and Leidos at the SEC’s web site at http://www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC, may also be obtained from Leidos’ web site at http://www.Leidos.com.

This communication is not a solicitation of a proxy from any investor or security holder. However, Leidos, Lockheed Martin, and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from stockholders of Leidos in respect of the proposed transaction under the rules of the SEC. Information regarding Leidos’ directors and executive officers is available in Leidos’ 2014 Annual Report on Form 10-K filed with the SEC on March 25, 2015, and in its definitive proxy statement for its annual meeting of stockholders filed on April 17, 2015. Information regarding Lockheed Martin’s directors and executive officers is available in Lockheed Martin’s 2014 Annual Report on Form 10-K filed with the SEC on February 9, 2015, and in its definitive proxy statement for its annual meeting of stockholders filed on March 13,

2015. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.